UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-27888

Wells Real Estate Fund VIII, L.P.

(Exact name of registrant as specified in its charter)

6200 The Corners Parkway, Norcross, GA 30092-3365, (770) 449-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Units, Class B Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Two General Partners, No Limited Partners

Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Real Estate Fund VIII, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WELLS REAL ESTATE FUND VIII, L.P.

	By:	WELLS PARTNERS, L.P.
(General Partner)

		By:	WELLS CAPITAL, INC.
(General Partner)

Date: May 5, 2014		By:	/s/ Leo F. Wells, III
Leo F. Wells, III, President

AND

/s/ Leo F. Wells, III
LEO F. WELLS, III (General Partner)